Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2015

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2015

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	June 30,
	2014	2015
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5,790	9,404
Short-term bank deposits	28,890	45,385
Prepaid expenses	221	250
Other receivables	257	653
Total current assets	35,158	55,692

NON-CURRENT ASSETS
Restricted deposits	166	-
Long-term prepaid expenses	49	57
Property and equipment, net	721	2,489
Intangible assets, net	117	117
Total non-current assets	1,053	2,663
Total assets	36,211	58,355

Liabilities and equity
CURRENT LIABILITIES
Accounts payable and accruals:
Trade	1,654	2,959
Other	1,252	1,193
Total current liabilities	2,906	4,152
NON-CURRENT LIABILITIES
Warrants	1,500	2,387
Total non-current liabilities	1,500	2,387
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	4,406	6,539

EQUITY
Ordinary shares	1,055	1,448
Share premium	167,331	195,583
Other reserves	(1,416)	(1,416)
Capital reserve	9,800	10,287
Accumulated deficit	(144,965)	(154,086)
Total equity	31,805	51,816
Total liabilities and equity	36,211	58,355

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
	2014	2015	2014	2015
	in USD thousands		in USD thousands
RESEARCH AND DEVELOPMENT EXPENSES, NET	(2,792)	(2,891)	(5,511)	(6,102)
SALES AND MARKETING EXPENSES	(285)	(299)	(652)	(559)
GENERAL AND ADMINISTRATIVE EXPENSES	(834)	(976)	(1,824)	(1,832)
OPERATING LOSS	(3,911)	(4,166)	(7,987)	(8,493)
NON-OPERATING INCOME (EXPENSES), NET	279	(847)	1,966	(887)
FINANCIAL INCOME	-	205	306	278
FINANCIAL EXPENSES	(435)	(2)	(467)	(19)
NET LOSS	(4,067)	(4,810)	(6,182)	(9,121)
OTHER COMPREHENSIVE LOSS:
CURRENCY TRANSLATION DIFFERENCES	424	-	288	-
COMPREHENSIVE LOSS	(3,643)	(4,810)	(5,894)	(9,121)

	in USD		in USD
LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.12)	(0.09)	(0.20)	(0.19)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	34,005,072	53,562,019	30,503,968	48,095,879

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share	Other	Capital	Accumulated
	shares	premium	reserves	reserve	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2014	640	134,390	1,418	9,163	(133,889)	11,722
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2014:
Issuance of share capital , net	287	22,628	-	-	-	22,915
Employee stock options exercised	*	22	-	(22)	-	-
Employee stock options forfeited and expired	-	16	-	(16)	-	-
Share-based compensation	-	-	-	498	-	498
Other comprehensive loss			288			288
Loss for the period	-	-	-	-	(6,182)	(6,182)
BALANCE AT JUNE 30, 2014	927	157,056	1,706	9,623	(140,071)	29,241

	Ordinary	Share	Other	Capital	Accumulated
	shares	premium	reserves	reserve	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2015	1,055	167,331	(1,416)	9,800	(144,965)	31,805
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2015:
Issuance of share capital , net	393	28,252	-	-	-	28,645
Share-based compensation	-	-	-	487	-	487
Comprehensive loss for the period	-	-	-	-	(9,121)	(9,121)
BALANCE AT JUNE 30, 2015	1,448	195,583	(1,416)	10,287	(154,086)	51,816

* Represents an amount less than thousand

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30,
	2014	2015
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(6,182)	(9,121)
Adjustments required to reflect net cash used in operating activities (see appendix below)	(1,551)	1,976
Net cash used in operating activities	(7,733)	(7,145)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(30,825)	(39,184)
Maturities of short-term deposits	15,446	22,738
Maturities of restricted deposits	-	166
Purchase of property and equipment	(88)	(1,586)
Purchase of intangible assets	(3)	(7)
Net cash used in investing activities	(15,470)	(17,873)

CASH FLOWS - FINANCING ACTIVITIES
Issuances of share capital, net	22,612	28,645
Net cash provided by financing activities	22,612	28,645

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(591)	3,627
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	8,899	5,790
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	116	(13)
CASH AND CASH EQUIVALENTS - END OF PERIOD	8,424	9,404

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30,
	2014	2015
	in USD thousands

Adjustments required to reflect net cash used in operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	139	195
Long-term prepaid expenses	2	(8)
Interest on restricted deposits	1	-
Interest and exchange rate differences on short-term deposits	238	(49)
Share-based compensation	498	487
Exchange differences on cash and cash equivalents	(63)	13
Loss (gain) on adjustment of warrants to fair value	(2,314)	887
Commitment fee paid by issuance of share capital	303	-
	(1,196)	1,525

Changes in operating asset and liability items:
Increase in trade accounts receivable and other receivables	(71)	(425)
Increase (decrease) in accounts payable and accruals	(284)	876
	(355)	451
	(1,551)	1,976

Supplementary information on investing activities not involving cash flows:
Property and equipment acquired on supplier trade credit	-	512

Supplementary information on interest received in cash	28	30

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003.

Since incorporation, BioLineRx and its consolidated entities (collectively, the “Company”) have been engaged in the development of therapeutics, from pre-clinical-stage development to advanced clinical trials, for a wide range of medical needs.

In December 2004, BioLineRx registered a limited partnership, BioLine Innovations Jerusalem L.P. (“BIJ LP”), which commenced operations in January 2005. BioLineRx held a 99% interest in BIJ LP, with the remaining 1% held by a wholly owned subsidiary of BioLineRx, BioLine Innovations Ltd. (“BIJ Ltd.”). BIJ LP was established to operate a biotechnology incubator located in Jerusalem (the “Incubator”) under an agreement with the State of Israel. The agreement with the State of Israel relating to the Incubator terminated on December 31, 2013, and BIJ LP was liquidated in 2014. The Company expects to liquidate BIJ Ltd. during 2015.

In February 2007, BioLineRx listed its securities on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) have also been traded on the NASDAQ Capital Market.

The Company has been engaged in drug development since its incorporation. Although the Company has generated significant revenues from a number of out-licensing transactions, the Company cannot determine with reasonable certainty when and if it will have sustainable profits.

b.	Change in functional and reporting currency

Effective January 1, 2015, the Company changed its functional currency to the U.S. dollar (“dollar”, “USD” or “$”) from the New Israeli Shekel (“NIS”). This change was based on an assessment by Company management that the dollar is the primary currency of the economic environment in which the Company operates. Accordingly, the functional and reporting currency of the Company in these financial statements is the U.S. dollar.

In determining the appropriate functional currency to be used, the Company followed the guidance in International Accounting Standard (IAS) 21, which states that economic factors relating to sales, costs and expenses, financing activities and cash flows, as well as other potential factors, should be considered both individually and collectively. In this regard, a significant element in the Company’s decision to effect the functional currency change resulted from the strategic collaboration agreement that it entered into with Novartis in December 2014, which will be managed solely in dollars. In addition, the Company expects a significant increase in expenses denominated in dollars relating to advanced clinical trials. These changes, as well as the fact that the Company’s principal source of financing is the U.S. capital market, and all of the Company’s budgeting and planning is conducted solely in dollars, led to the decision to make the change in functional currency as of January 1, 2015, as indicated above.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION (cont.)

b.	Change in functional and reporting currency (cont.)

In effecting the change in functional currency to the dollar, as of January 1, 2015, all assets and liabilities of the Company were translated using the current rate method, using the dollar exchange rate as of December 31, 2014, and equity was translated using historical exchange rates at the relevant transaction dates. The resulting amounts translated into dollars for non-monetary items have been treated as their historical cost. Translation differences resulting from the change in functional currency have been reported as a component of shareholders' equity.

For presentation purposes, comparative figures in these financial statements have been translated into dollars on the following basis: (i) assets and liabilities have been translated using the exchange rate prevailing at December 31, 2014; (ii) the statement of comprehensive loss has been translated at the average exchange rate for the reporting period; and (iii) the results of translation differences have been recorded as “currency translation differences” within other comprehensive income (loss).

c.	Reverse split of ordinary shares

In June 2015, BioLineRx effected a 1:10 reverse split of its ordinary shares. All share and per share amounts in these financial statements have been retroactively adjusted to reflect the reverse split as if it had been effected prior to the earliest financial statement period included herein. Following the reverse split, one ordinary share traded on the TASE is equivalent to one ADS traded on NASDAQ (prior to the split, the ratio of ordinary shares to ADSs was 10:1). In connection with the reverse split, shareholders also approved an increase in BioLineRx’s authorized share capital to 150,000,000 ordinary shares, NIS 0.10 par value each.

d.	Approval of financial statements

The condensed consolidated interim financial statements of the Company as of June 30, 2015, and for the three and six months ended June 30, 2015, were approved by the Board of Directors on August 19, 2015, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial and Operating Officer.

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of June 30, 2015 and for the three and six months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2014 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The results of operations for the three and six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2014 and for the year then ended, other than the change in functional and reporting currency, as described above.

NOTE 4 – ISSUANCES OF SHARE CAPITAL

a.	Underwritten public offerings of American Depositary Shares

In March 2014, the Company completed an underwritten public offering of 9,660,000 ADSs at a public offering price of $2.50 per ADS. The offering raised a total of $24.2 million, with net proceeds of approximately $22.3 million, after deducting fees and expenses.

In March 2015, the Company completed an underwritten public offering of 14,375,000 ADSs at a public offering price of $2.00 per ADS. The offering raised a total of $28.8 million, with net proceeds of approximately $26.4 million, after deducting fees and expenses.

b.	Share purchase agreement with Lincoln Park Capital

In May 2014, BioLineRx and Lincoln Park Capital Fund (“LPC”), entered into a $20 million purchase agreement, together with a registration rights agreement, whereby LPC agreed to purchase, from time to time, up to $20 million of BioLineRx’s ADSs, subject to certain limitations, during the 36-month term of the purchase agreement. During the six months ended June 30, 2015, BioLineRx sold a total of 1,039,903 ADSs to LPC for aggregate gross proceeds of $2,233,000. In connection with these issuances, a total of 25,998 ADSs was issued to LPC as a commitment fee and a total of $45,000 was paid to Oberon Securities as a finder’s fee.

On a cumulative basis, from the effective date of the purchase agreement through the approval date of these financial statements, BioLineRx has sold a total of 1,129,469 ADSs to LPC for aggregate gross proceeds of $2,433,000. In connection with these issuances, a total of 28,237 ADSs was issued to LPC as a commitment fee and a total of $49,000 was paid to Oberon Securities as a finder’s fee.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 – SHAREHOLDERS’ EQUITY

As of June 30, 2015 and December 31, 2014, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	June 30,
	2014	2015

Authorized share capital	75,000,000	150,000,000

Issued and paid-up share capital	39,115,051	54,555,952

	In NIS
	December 31,	June 30,
	2014	2015

Authorized share capital	7,500,000	15,000,000

Issued and paid-up share capital	3,911,505	5,455,595